UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 10, 2003

CINAR Corporation

(Translation of registrant's name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____         Form 40-F  X

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____         No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

                                                                                                                                       CINAR Corporation

                                                                                                                                              (Registrant)

Date:  June 10, 2003

                                                                                                                              By:  (signed) Stuart Snyder

                                                                                                                                           Stuart Snyder

                                                                                                                                        President & CEO

The following attached document in filed under this Form 6-K

EXHIBIT A:

Press Release dated June 10, 2003 - CINAR Appoints New CFO